Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 531-4935
E-mail: HarrisonDJEsq@tampabay.rr.com

August 25, 2006

Mr. John D. Reynolds, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington D.C., 20549

Re: Ivecon, Inc.
Fifth Amendment to Registration Statement on Form SB-2
File No. 333-133545
Filed: August 28, 2006

Dear Mr. Reynolds:

The Company has again revised their SB-2 to eliminate specific wording at the direction of our examiner.  The Company believes that it needs to be treated in a fair and impartial manner regarding the review process.  Having reviewed several SB-2 Registration Statements declared effective and posted on the EDGAR Effectiveness Section, it appears that my client is being asked to make changes that are being approved in filings made by other SB-2 filers.

The Company respectfully requests that the review process begin and remain impartial applying the Items required under Regulation SB-2 to our filing.  We will gladly make changes in accordance with comments propounded by the S.E.C. as they pertain to the filing.

On behalf of the Company, on August 28, 2006, I transmitted via EDGAR the Company’s Fifth Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR an “html” version of the “red-lined” document which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 531-4935.

Sincerely,
/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Ivecon, Inc. SB-2/A-5
2. HTML Ivecon, Inc. SB-2/A-5 Red-lined
3. Exhibit 5.5: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.5: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.